UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2012

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2012

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Medium-term Business Plan

Tokyo, May 15, 2012 — Mitsubishi UFJ Financial Group, Inc. (MUFG) announced today that it has formulated its medium-term business plan for the 3-year period beginning in fiscal 2012.

The aging population in Japan, globalization, and tighter global financial regulations are only some of the changes sweeping the landscape faced by financial institutions in the domestic and overseas operating environment. The Group’s new medium-term business plan is designed to respond to these developments by maintaining a solid operating foundation in the domestic market, improving the quality of global product offerings, and further strengthening financial standing and operating platforms to maintain the trust of customers in Japan and around the world.

1.	Our Vision

Six years have elapsed since the formation of the MUFG Group. We are now ready to aspire to the next stage of our growth process with the new medium-term business plan, and set out the mid- and long-term objectives for each of our Group companies.

—Be the world’s most trusted financial group—

1.	Work together to exceed the expectations of our customers

2.	Provide reliable and constant support to our customers

3.	Expand and strengthen our global presence

All employees of the Group hold common values of “Integrity and Responsibility”, “Professionalism and Teamwork”, and “Challenge Ourselves to Grow” and strive to move towards these objectives together.

2.	Financial Objectives

Centered on our customer segments, we make every effort to refine the balance between risk and return to generate steady growth in bottom line results. Management control functions have been strengthened to improve capital efficiency, and we continue to aim to establish financially sound and globally competitive business platforms.

Financial Targets

Capital Policy

We aim to follow timely and appropriate capital policies that enable us to increase corporate value amid economic and regulatory developments. Our goals are to further enhance shareholder returns while maintaining a balance between “capital adequacy” and “efficient and strategic usage of capital to strengthen earnings power”.

3.	Group-wide Strategic Businesses

Our business strategy is designed to increase overall global financial strength and to contribute to the restoration of the Japanese market. Based on the largest customer foundation and world-wide network among Japanese financial institutions and our solid financial standing, we aim to continuously enhance corporate value by strengthening cooperation among Group companies, our retail/corporate divisions, and our domestic/overseas divisions.

(1)	Total Financial Service for Individuals: No.1 in Optimal Life Cycle Planning

•	Internet Banking

Respond to the growing use of smartphones and other internet-enabled devices in an increasingly networked society by expanding services to our internet banking channel for increased customer convenience.

•	Consulting

Expand opportunities to offer consulting and proposals to customers at different life stages by reforming outside visits, the call center, and other operational processes to support our customers’ asset structuring.

•	Private Banking

Strengthen our response to various customer needs in asset management, intergenerational transactions and other areas by doubling the number of specialists in commercial banking, promoting long-term relationships and encouraging inter-group cooperation.

(2)	MUFG Corporate Solutions Business: No.1 in Total Group Strength (Commercial Bank, Trust Bank, and Securities Company)

•	Global Financial Services

Expand our comprehensive financial service provision to major corporate clients that are actively participating in global growth, making use of our global and sector knowledge to strengthen our ability to propose compelling services while enhancing links among domestic and overseas Group companies.

•	Domestic Consulting

Increase our ability to meet the increasingly diverse needs of medium-sized companies for overseas business development, business succession, and other support, through such measures as allocating an additional 100 specialist staff.

•	Transactions with Small- and Mid-sized Companies and Owners

Meet the needs of local communities by taking steps to unify the customer window in the Commercial Bank for corporations and individuals. Provide detailed support for customers’ growth plans, for example by strengthening consulting services for overseas business.

(3)	Emerging Markets in Asia and Elsewhere: Deposits/Lending, Settlement, and Market-related Businesses : Becoming the No. 1 Financial Services Provider in Asia

•	Transactions with Asian Customers and Financial Institutions

Increase top line revenues by 50% over a 3-year period by expanding the scope of business activities through strengthening the presence of our headquarters organization to support marketing activities in Asia and promoting cooperation between our commercial and investment banks.

•	Central and South America, the Middle East, and Russia

Pursue business strategies that take into account national and regional differences. Expand our network to make use of the Group’s know-how to respond to customer needs with attractive product proposals.

•	Transaction Banking Services (Settlement, Trade Finance, etc.) and Market-related Businesses

Strengthen our organizational structure and product development expertise for the various solutions required by customers to deal with cash and trade transactions, and market-related businesses such as interest rates and foreign exchange, and also further develop Chinese Renminbi businesses.

(4)	Global CIB*: Provide World-class CIB Solutions

•	Investment Banking to Take Full Advantage of Commercial Banking Strengths

Provide optimal solutions for our customers in commercial banking to satisfy their financial needs in overseas markets in collaboration with Morgan Stanley and our local securities entities.

•	Sales & Trading (Establishment of the Integrated Global Markets Business Group, effective July 1, 2012)

Expand relationships with investors by newly establishing the Integrated Global Markets Business Group to accelerate cooperation between the commercial and investment banks along with improving our trading abilities to capture interest rate and foreign exchange opportunities that are related to loans and corporate bond transactions.

•	Project Finance and Securitization Solutions

Promote global cooperation for each business area, improve our structuring and distribution capabilities, develop businesses in emerging markets, and increase gross business profits for these areas by 40% over a 3-year period.

*	CIB is the abbreviation for Corporate & Investment Banking. Corporate Finance Businesses include syndicated loans, asset finance, and structured finance. Investment Banking Businesses include fixed income and equity underwriting, and M&A.

(5)	Domestic and Overseas Asset Management: No. 1 in Pension Trusts

•	Pension Businesses (Defined Benefit and Defined Contribution Plans)

Strengthen the marketing infrastructure of the Trust Bank, train skilled staff in investment divisions, and promote product development while increasing cooperation with the Commercial Bank.

•	Investment Trusts

Unify the operating platforms of asset management companies in the MUFG Group and strengthen product development and marketing activities with the financial institutions which distribute our products.

•	Overseas Asset Management and Investment Trusts

Through our strategy of overseas investments and tie-ups, aim to become a globally competitive asset management company and also expand the foreign investment trust management business.

4.	Strengthen Administrative Practices

We will carry out appropriate policies to manage the businesses outlined above by constantly strengthening our corporate governance and risk management infrastructure, being prepared for the uncertain environment surrounding financial institutions, and demonstrating that we are “a world class financial institution with effective risk management capabilities.” Furthermore, we will continue to promote the integrated operation of the Group’s administration and systems infrastructure.

(1)	Global Administration Practices

•	Regional Administration

Establish an organizational structure that facilitates business administration at the MUFG Group level in EMEA and the US while promoting our business strategies and strengthening our risk monitoring functions.

•	Securities and Market-related Risk Management

Review the risk management function for all types of overseas risks in local securities companies, the Integrated Global Business Group (MUFG Global) and the Integrated Global Markets Business Group to strengthen these business areas.

(2)	Integrated Risk Management

•	Administrative Framework

While reviewing our internal capital allocation processes, make progress with our business strategies, earnings structure, risk management plans, and use of stress test methodologies.

•	Risk Management and Management Information Systems

Add new, more sophisticated methods and infrastructure for dealing with interest rate risk and other risks that can have a substantial impact on financial results.

(3)	Joint Usage and Streamlining of Operational Processes and System Infrastructure

•	Operations

Progress with sharing operational procedures and know-how among Group companies while realizing further efficiencies and cost reductions in our domestic operating activities in commercial banking.

•	Systems

Promote the common use of certain type of system infrastructure and pursue synergies and cost management. Strengthen our response to system failures and emergencies.

*                *                 *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

This press release contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual results. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

Overview of the Medium-term Business Plan (FY2012 to FY2014)

Our Vision

- Be the world's most trusted financial group -

Group Message

Quality for You

Basic Policies

1. Enhance comprehensive financial service capabilities on a global basis
2. Contribute to initiatives for revitalizing and regenerating the Japanese market
3. Leverage world-class capabilities in capital and risk management

Financial Targets

Build a globally competitive financial institution with growth, profitability, and financial strength

		FY2011 (Actual)	FY2014 (Targets)
Growth	Consolidated Net Operating Profit (Customer Divisions)	¥1,052.4bn	20% increase from FY2011
Profitability	Consolidated Expense Ratio	56.9%	Between 55-60%
	(2 Banks Combined)	50.4%	Between 50-55%
	Consolidated Net Income RORA	0.8%	Approx. 0.9%
	Consolidated ROE	7.7%	Approx. 8.0%
Financial Strength	Common Equity Tier 1 Ratio	Approx. 9.0%	9.5% or above

Group-wide Strategic Businesses (5 Business Areas and 3 Collaborations)

Business Areas

1. Total Financial Service for Individuals
2. MUFG Corporate Solutions Business
3. Emerging Markets in Asia and Elsewhere: Deposit/ Lending, Settlement, and Market-related Businesses
4. Global CIB
5. Domestic and Overseas Asset Management

Collaborations

1. Among Group Companies
2. Among retail and corporate divisions
3. Among domestic and overseas divisions

Management Fundamentals and Control

1. Global Administration Practices
2. Integrated Risk Management
3. Joint Usage and Streamlining of Operational Processes and System Infrastructure